CFT Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

Member's equity January 1, 2015	$ 683,897
Capital withdrawals	(100,000)
Net income	96,882
Member's equity December 31, 2015	$ 680,779

The Notes to Financial Statements are an integral part of this statement.

Confidential